05010412

RECEIVED

2005 AUG 15 P 1:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 August 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pw K. Callaghan

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Andrew Geddes
Investor & Media Relations Manager

encl

ventracor

asx announcement

Response to Heartware announcement

Sydney 3 August 2005: Ventracor Limited (ASX: VCR) is responding to Heartware in the interests of balance. Ventracor reminds shareholders that the merits of this case will be decided by a US court.

Ventracor advises the market Heartware's action follows the recent win by Ventracor in the US District Court in Florida to dismiss patent infringement claims brought against it by Ventracor's subsidiary VentrAssist.

Ventracor will vigorously reject these claims and convincingly demonstrate the validity of its US patents.

It should also be noted Ventracor has filed over 20 patents in the US and globally for its VentrAssist device.

Ventracor has a very solid IP position and will continue to defend its patents vigorously as and when required.

Surgeons in the US, Australia, New Zealand and Europe have implanted more than 30 VentrAssist heart assist devices in patients suffering from end stage congestive heart failure.

Ventracor remains firmly focused on meeting its realistic and achievable commercial and clinical milestones and gaining regulatory approval for widespread use of its world leading Australian-developed technology.

About Ventracor
Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company is expects to bring the VentrAssist™ to global markets in record time, and obtaining a significant share of the potential LVAS market, which independent analysts expect to be valued at over $US5 billion per year

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086